1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

December 27, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:                    Mr. Jay Williamson

Re:                             Bain Capital Specialty Finance, Inc. (the “Company”)

File No. 814-01175

Dear Mr. Williamson:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on December 7, 2018 with respect to the Registrant’s preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on November 30, 2018.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.

1.                                      Comment: On page 2, under “Additional Solicitation”, the disclosure indicates that if sufficient votes are not received, the persons named as proxies may vote on adjournment. This is a substantive proposal for which proxies must be solicited and discretionary authority is unavailable. See Section 14a-4 of the Securities Exchange Act of 1934, as amended. To the extent proxies are being solicited with respect to the potential adjournment of the meeting, please revise the disclosure, including the disclosure in the proxy card.

Response: The disclosure has been revised accordingly to set forth a separate proposal on the potential adjournment of the stockholders special meeting.

2.                                      Comment: Consistent with the Registrant’s Form 8-K filed on November 28, 2018, please revise the background discussion of Proposal 1 on page 5 to reflect the approval of the modified asset coverage ratio by the Board and please note that the modified asset coverage ratio will be effective on November 28, 2019 without stockholder approval.

Response: The disclosure has been revised accordingly.

3.                                      Comment: Footnote 4 on page 7 presents the calculation of the base management fees subject to the base management fee reduction in proposal two.  Please explain why it is appropriate and consistent to present the base management fee reduction that is contingent upon stockholder approval of a separate proposal.

Response: We respectfully acknowledge this comment. The Company represented in its Registration Statement on Form N-2, declared effective on November 14, 2018 (the “Registration Statement”) that it would lower its base management fee in the manner described in the Advisory Agreement Proposal (as defined in the Preliminary Proxy). The Company’s Board approved the increased use of leverage and a corresponding reduction in the base management fee at an in person meeting on November 28, 2018.  As a result, we believe it is important for stockholders to have the complete picture in considering that their approval of Proposal 1 and Proposal 2 will result in a reduction of the base management fee to 1.00% per annum in respect of the increased use of leverage to the extent the asset coverage ratio falls below 200%.

4.                                      Comment: On page 9, we note the statement that additional capital may enable the Company to make larger loans and that the Company’s portfolio, which is comprised of first lien debt, is well suited to take additional leverage. In an appropriate location, please consider adding disclosure with respect to how the additional capacity will be used, including any changes in the Company’s investment strategy, investment types, portfolio holding sizes and other deal terms. In addition, given the risks presented by the increased use of leverage, please address any proposed changes to the risk management process. Pleases advise or revise as appropriate.

Response: We respectfully acknowledge this comment.  The Registrant advises the Staff that it does not intend to change its existing senior direct lending strategy and its senior secured portfolio focus as disclosed in the Registration Statement. We further direct the attention of the Staff to the Board’s consideration of the proposal under the heading “Board Considerations”, in which there is a substantial discussion of potential adjustments to the Company’s investment strategy as a result of the additional leverage capacity.

At this time, the Company’s risk management process will remain as described in its Registration Statement, and the Company believes that this robust process already includes the appropriate tools for managing the risks presented by the Company’s leverage use.

5.                                      Comment: We note the disclosure under Proposal 2 does not appear to contain all the information required by Item 22(a)(3)(iv) and Item 22(c) of Schedule 14-A. For example, there are no tables comparing existing management fees against the proposed management fees.  Please review Item 22(a) and Item 22(c) and revise as appropriate.

Response:   The Registrant has revised the disclosure in accordance with Item 22(c) of Schedule 14-A.  Additionally, the Company respectfully notes that the approval of Proposal 2 will lower the Company’s base management fee with respect to any amount of assets attributable to leverage decreasing the Company’s asset coverage ratio below 200% and will not increase or establish any additional fees or expenses of the Company. Accordingly, the Company respectfully believes that the information required by Item 22(a)(3)(iv) is inapplicable to Proposal 2.

6.                                      Please provide the form of proxy card meeting the requirements of Schedule 14A with the letter. In future preliminary proxy statement filings, please include the form of proxy.

Response: The form of proxy card is included in the definitive proxy statement and the Registrant hereby confirms that it will include the form of proxy card in preliminary proxy statement filings going forward.

*          *          *          *          *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz